EXHIBIT 21.1

COMPANY NAME	JURISDICTION OF INCORPORATION
GSL Corporation	Delaware
NAMSCO Inc.	Delaware
North American Salt Company	Delaware
Great Salt Lake Minerals Corporation	Delaware
Carey Salt Company	Delaware
Minosus Limited	United Kingdom
Salt Union Limited U.K.	United Kingdom
Direct Salt Supplies Limited (U.K.)	United Kingdom
London Salt Limited (U.K.)	United Kingdom
Compass Minerals (Europe) Limited	United Kingdom
Compass Minerals (UK) Limited	United Kingdom
Sifto Canada Inc.	Ontario, Canada
J.T. Lunt & Co. (Nantwich) Limited (U.K.)	United Kingdom
Compass Resources, Inc.	Delaware
Compass Minerals Group, Inc.	Delaware
Salt Notes Holding Corporation	Delaware